Exhibit 23.2



CONSENT OF INDEPENDENT AUDITORS



The Board of Directors
Thomas Industries Inc.


We consent to the incorporation herein by reference in the Registration Statement on Form S-8 for the registration of 60,000 shares of common stock of Thomas Industries Inc. pertaining to the Thomas Industries Inc. Employee Stock Purchase Plan of our reports dated February 7, 1996 relating to the consolidated balance sheet of Thomas Industries Inc. and subsidiaries as of December 31, 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1995, and the related schedule, which reports appear in the December 31, 1996 annual report on Form 10-K of Thomas Industries Inc.



                                        /s/ KPMG Peat Marwick LLP



Louisville, Kentucky
August 18, 1997